EXHIBIT 99.1

Changes in the Volvo Group Executive Committee

GOTEBORG, Sweden, Nov. 30, 2005 (PRIMEZONE) -- Jan-Eric Sundgren, President of the Chalmers University of Technology, will, when the successor issue is resolved, become a member of the Volvo Group Executive Committee. His duties will include responsibility for contacts with public authorities, universities and colleges. He will also work with engineering and research matters within the Volvo Group and have Group-wide responsibility for emissions and environmental issues as well as safety.

Jan-Eric Sundgren, 54, has been President of Chalmers since 1998. His prior positions include that of Secretary General of the Swedish Research Council for Engineering Sciences. He was up until December 1998 also full professor in solid state physics at Linkoping University, Sweden. Sundgren is also Vice Chairman of the Royal Swedish Academy of Engineering Sciences (IVA).

Per Lojdquist, who is currently responsible for corporate communications, brand and public affairs, will accordingly hand over responsibility for public affairs to Jan-Eric Sundgren. Per Lojdquist will instead join the Boards of a number of the Group's business areas with a special focus on marketing.

Michel Gigou will reach the age of 60 next year and has decided to retire on April 30. Among other duties, he has been responsible within the Group Executive Committee for Volvo's operations in China. Jorma Halonen, deputy CEO of the Group, will assume this responsibility.

Volvo CEO Leif Johansson provided the following comments regarding the changes: "I welcome Jan-Eric Sundgren to Volvo and I am convinced that with his broad base in the academic world and his engineering know-how he will provide a valuable contribution to Volvo's Group Executive Committee. Michel Gigou joined Volvo in conjunction with the acquisition of Mack Trucks and during his five years in Volvo he has, among other achievements, laid the foundation for Volvo's successful development in North America."

November 30, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo Group
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